

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2024

Paul Mellett
Chief Financial Officer
Enanta Pharmaceuticals, Inc.
500 Arsenal Street
Watertown
MA
02472

**Re:  Enanta Pharmaceuticals, Inc.**
**Form 10-K for Fiscal Year Ended September 30, 2023**
**File No. 001-35839**

Dear Paul Mellett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and development expenses, page 57

1.    You disclose that you do not report information regarding costs incurred for your early-stage research and drug discovery programs on a project-specific basis. Please revise your future filings to address the following:
    • Revise to clarify the extent to which you track these costs on a project-specific basis or disease-specific basis.
    • To the extent you do track this information, revise your future filings to break out clinical research and development program expenses by product candidate (i.e. EDP-938, EDP-323). Alternatively, break out the Virology expense line item by disease target (i.e. RSV, HBC, COVID-19).
    • If you do not track expenses at a more granular level, revise to explain why not.

- For all unallocated expenses, revise to provide a breakdown by nature of expense.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences